SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                 (Translation of Registrant's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____   Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                        Yes _____________   No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the
             registrant in connection with Rule 12g3-2(b): 82-   .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V. dated February 24, 2005 announcing results for 2004.

Van Der Moolen Announces Full Year 2004 Net Income of EUR 18.5 Million

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 24, 2005--Van der Moolen (NYSE:VDM)(AEX:VDMN):

    -- net income includes a EUR 2.3 million net impairment charge (after tax and minority interest), a EUR 1.6 million net charge relating to the NYSE/SEC provision and an exceptional tax benefit of EUR 6.5 million

    --  group equity rose from 27% to 50% of balance sheet total

    -- dividend on common shares EUR 0.22 per share (or by choice in common shares)

    Van der Moolen announced that it earned net income from ordinary activities of EUR 18.5 million in 2004, compared to a loss of EUR 15.9 million in 2003. Before impairment charges on fixed assets, and exceptional provisions to cover settlement with the NYSE/SEC net income in 2004 was EUR 22.4 million, 13% less than the EUR 25.8 million reported in 2003. The impairment charges consist of write-downs of fixed assets of EUR 2.3 million in 2004 and EUR 19.9 million in 2003, both items after tax and minority interest.
    Van der Moolen was able to close 257 (or 99%) of its 260 trading days in 2004 with a positive trading result.
    Van der Moolen's Executive Board proposes that a dividend of EUR
0.22 per share be paid on common shares for 2004 (or by choice in common shares).


Key Figures
----------------------------------------------- ----------- ----------
Euros millions                            4th   4th quarter    3rd
                                         quarter  2003 1)    quarter
                                          2004                 2004

----------------------------------------------- ----------- ----------
Revenues                                  29.5   35.5  -17%  27.0   9%
----------------------------------------------- ----------- ----------
Operating income                           3.8  (78.6)-105%   5.6 -32%
----------------------------------------------- ----------- ----------
Net income from ordinary activities
 before impairment charges and before
 exceptional expense relating to
 provision NYSE/SEC                        7.8    5.5   42%   2.6 200%
----------------------------------------------- ----------- ----------
Impairment charges after tax              (2.3) (19.9)          -
----------------------------------------------- ----------- ----------
Exceptional expense relating to
 provision NYSE/SEC after tax                -  (21.8)          -
----------------------------------------------- ----------- ----------
Net income from ordinary activities        5.5  (36.2)-115%   2.6 112%
----------------------------------------------- ----------- ----------
Guarantee capital                        355.3  386.2   -8% 400.5 -11%
----------------------------------------------- ----------- ----------
Per common share data (Euros x 1)
----------------------------------------------- ----------- ----------
Net income from ordinary activities
 before impairment charges and before
 exceptional expense relating to
 provision NYSE/SEC                       0.19   0.21  -10%  0.05 274%
----------------------------------------------- ----------- ----------
Net income from ordinary activities       0.13  (0.91)-114%  0.05 153%
----------------------------------------------- ----------- ----------
Cash earnings                             0.05   0.55  -90%  0.06  -9%
----------------------------------------------- ----------- ----------
1) adjusted for purposes of comparison


Key Figures
-------------------------------  ---------------------
Euros millions                     12
                                  months
                                   2004  2003 1)
-------------------------------  ---------------------
Revenues                          123.3   174.7   -29%
-------------------------------  ---------------------
Operating income                   26.1   (38.3) -168%
-------------------------------  ---------------------
Net income from ordinary
 activities before impairment
 charges and before exceptional
 expense relating to provision
 NYSE/SEC                          22.4    25.8   -13%
-------------------------------  ---------------------
Impairment charges after tax       (2.3)  (19.9)
-------------------------------  ---------------------
Exceptional expense relating to
 provision NYSE/SEC after tax      (1.6)  (21.8)
-------------------------------  ---------------------
Net income from ordinary
 activities                        18.5   (15.9) -216%
-------------------------------  ---------------------
Guarantee capital                 355.3   386.2    -8%
-------------------------------  ---------------------
Per common share data (Euros x 1)
-------------------------------  ---------------------
Net income from ordinary
 activities before impairment
 charges and before exceptional
 expense relating to provision
 NYSE/SEC                          0.51    0.68   -25%
-------------------------------  ---------------------
Net income from ordinary
 activities                        0.41   (0.42) -197%
-------------------------------  ---------------------
Cash earnings                     (0.28)   1.25  -123%
-------------------------------  ---------------------
1) adjusted for purposes of comparison


    Fred. Bottcher, CEO of Van der Moolen, remarked: "2004 was a year of structural change at Van der Moolen, in which we succeeded in earning net income of EUR 18.5 million, compared to a loss in 2003. This under market conditions that were difficult for much of the year in both Europe and the United States. During the year Van der Moolen retired all its outstanding bank credit lines, completed its withdrawal from option trading activities and significantly improved its equity ratio."

    Results for the Fourth Quarter of 2004

    Fourth quarter net income from ordinary operations, before asset impairment and (in 2003) exceptional charges to fund provisions for the NYSE/SEC settlement, was EUR 7.8 million in 2004 and EUR 5.5 million in 2003, a 42% increase. Net income for the fourth quarter 2004 includes a net amount of EUR 1.6 million, which relates to a release of a provision for a loan and an exceptional tax benefit of EUR 2.8 million. The 2004 impairment charge of EUR 2.3 million after tax and minority interest consists of EUR 1.1 million relating to the valuation of our NYSE seats and EUR 1.2 million relating to the capitalized value of VDM Specialist's NYSE specialist assignments. Our ten NYSE seats are now carried at a value of $ 1,344,000 each. At net income level, the fourth quarter saw a profit of EUR 5.5 million compared to a loss of EUR 36.2 million in 2003.
    Income from ordinary activities (before impairment charges and exceptional provisioning for the NYSE/SEC settlement) per common share declined 10% compared with the fourth quarter of 2003, from EUR 0.21 to EUR 0.19.
    Van der Moolen closed 65 (or 98%) of the 66 trading days during the quarter with a positive trading result.

    Results for the full year 2004

    Revenues came to EUR 123.3 million in 2004, a decrease of 29% compared with the EUR 174.7 million achieved in 2003. The decrease was the result of the combined effects of a 14% organic decline in revenues, a decrease of 6% due to disposal of operations and a 9% negative translation effect due to currency movements.
    Total 2004 revenues earned in the U.S. declined by 29% relative to 2003 as a result of a lower contribution from VDM Specialists, the depreciation of the US dollar as well as the disposal of the majority of our U.S. option activities at the end of 2003. In 2004, 81% of our revenues were earned in the U.S., the same as in 2003.
    VDM Specialists' revenues declined by 25% in 2004 compared with 2003, as a result of a 17% decrease in organic revenues and a 8% negative translation effect.
    Revenues from European trading declined by 18%, with pressure on revenues at our operations in Amsterdam and Cologne. Revenue shortfall as a result of the extremely low levels of volatility on the exchanges where these units are active contributed 4% of this decrease, while disposal of our London-based bond unit at the end of 2003 contributed the rest.
    Transaction costs fell by 25%, from EUR 29.4 million in 2003 to EUR 22.1 million in 2004, but as a percentage of revenues they rose from 17% to 18%. The increase relative to revenues was largely due to the lower revenue productivity of the trades we executed, while the absolute decline was mainly the consequence of disposals.
    Total operating expenses fell by EUR 108.5 million or 59%, from EUR 183.6 million in 2003 to EUR 75.1 million in 2004. Of this decrease, EUR 41.6 million resulted from reduced impairment charges and EUR 41.3 million came about because the majority of the provisioning for the NYSE/SEC settlement fell on 2003 earnings. Discontinued operations contributed EUR 17 million to the decline. The remaining decrease of EUR 8.6 million resulted from reduced seat lease expenses, the US dollar depreciation and other cost savings, partly offset by higher legal and other professional fees primarily relating to the NYSE/SEC investigation. All operating cost lines, except for bonus expenses, decreased in 2004.
    Our operating margin before amortization of intangible fixed assets, the impairment of fixed assets and exceptional provisioning for the NYSE/SEC settlement was 30% in 2004, compared with 33% in 2003. The effect of declining organic revenues could only be partly compensated by lower cost levels as a result of reorganization and other cost saving measures.
    Amortization of intangible fixed assets was EUR 3.4 million, compared with a EUR 5.8 million charge in 2003. This decline resulted from the impairments recognized in 2003 and the U.S. dollar depreciation. The impairment of fixed assets charged to 2004 earnings was EUR 5.3 million gross, compared with a similar charge of EUR 46.9 million in 2003; after tax effects and minority interest in these assets, the charges were EUR 2.3 million and EUR 19.9 million, respectively.
    Net interest charges in 2004 were EUR 8.3 million, compared with a EUR 10.6 million charge in 2003. The decrease was mainly the result of reduced indebtedness and the US dollar depreciation.
    The tax benefit of EUR 7.1 million in 2004 includes an exceptional tax benefit of EUR 6.5 million. The exceptional tax benefit relates to adjustments of tax accruals of previous years as a result of final assessments issued by the tax authorities of the Netherlands, the United States and the United Kingdom as well as unwinding part of the Group's financing company.
    The effective tax rate on our income from ordinary activities (before the impairment of fixed assets and exceptional provisioning for the NYSE/SEC settlement) was 20% in 2004, which compares to 16% in 2003. This comparison excludes the exceptional items mentioned above. This relatively low tax burden mainly arises from the fiscal deductibility of goodwill write downs in the U.S. Including the impairment of fixed assets and the exceptional provisioning charge related to the NYSE/SEC settlement, the tax burden on 2004 earnings was 12% (2003: gain of 59%).
    Minority interest in our earnings, relating to the portion of our earnings from ordinary activities attributable to the partners in our American subsidiaries, was a charge of EUR 6.4 million compared to a credit of EUR 8.3 million in 2003. The credit recognized in 2003 is mainly explained by the portion of the impairment of fixed assets and of the exceptional provision for settlement with the NYSE/SEC that is attributable to our minority partners.
    Net income from ordinary activities (excluding the net impact of impairment of fixed assets and exceptional provisioning for the NYSE/SEC settlement) fell 13% from EUR 25.8 million in 2003 toEUR 22.4 million in 2004. The net result for 2004 was a profit of EUR 18.5 million compared to a loss of EUR 15.9 million in 2003.
    The net income per common share was EUR 0.41 in 2004, calculated on the basis of the weighted average number of common shares outstanding during the year. This compares to a loss of EUR 0.42 in 2003. Excluding the impairment of fixed assets and the exceptional provision for settlement with the NYSE/SEC, earnings per common share were EUR 0.51 in 2004, compared with EUR 0.68 in 2003, a decline of 25%. Dividends on preferred financing shares in 2003 were charged directly to retained earnings and hence were not included in the determination of earnings per common share. This contributed 12% to the decline.
    Cash earnings per common share were a negative EUR 0.28 in 2004, compared with a positive EUR 1.25 in 2003, primarily as a result of payment of the NYSE/SEC settlement (see "Cash flows" below).

    Discontinued operations

    Our net income for 2004 included the results of our discontinued US option trading operations in 2004. The net loss generated by these operations during 2004 amounted to EUR 2.2 million.

    Cash flows

    Cash flow from operating activities was EUR 26.2 million in 2004. Freed up working capital and other positive operating cash flows offset the EUR 42.2 million payment of the NYSE/SEC settlement. Working capital needs decreased by EUR 38.8 million, mainly as a result of the receipt of current tax receivables and lower working capital needs at the level of our (discontinued) business units. Positive cash flow from investing activities of EUR 17.6 million mainly relates to repayments on loans due from third parties and the sale of VDM Bonds (proceeds of the sale less cash balances held by VDM Bonds). Negative cash flows of EUR 49.8 million from financing activities were primarily due to repayment of short-term loans, partly offset by the proceeds from the sale of treasury shares.

    Balance sheet

    Our balance sheet total declined from EUR 884.4 million at the end of 2003 to EUR 474.4 million at December 31, 2004. The decrease is largely the result of the sale of our Bond operations in the UK and the closure of option activities in the U.S. The decrease was further influenced by the payment of the major part of the NYSE/SEC settlement, the repayment of debt and the depreciation of the dollar relative to the euro.
    Group equity divided by the Balance Sheet total rose from 27% on December 31, 2003 to 50% at year-end 2004.
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness, declined from EUR 386.2 million to EUR 355.3 million in 2004. The decrease is mainly explained by the reduction of our subordinated indebtedness. As a percentage of our Balance Sheet total, guarantee capital rose from 44% at the end of 2003 to 75% at the end of 2004.
    The accounting policy in respect of the presentation of part of our cash and cash equivalents has been changed to conform to international accounting principles. As a result, cash and cash equivalents held by VDM Specialists for fulfilling its NYSE Net Liquid Asset Requirement in the amount of $ 243 million is presented as financial fixed assets. Comparative data for balance sheet and cash flow statement purposes have been adjusted accordingly.
    Cash and cash equivalents amount to EUR 40.7 million at year-end 2004 of which EUR 31 million is unrestricted (year-end 2003 EUR 11 million).

    US GAAP accounts

    Net result calculated according to US GAAP for the full year 2004 amounted to a net loss of EUR 11.4 million. This net loss includes a reversal of currency exchange losses previously recognized via equity, net of taxation, in the amount of EUR 15.7 million. These currency exchange losses relate to discontinued operations. Furthermore, our US GAAP result includes impairment charges on goodwill relating to our European trading activities.

    IFRS

    For an overview of the effects of adopting IFRS in comparison with Dutch GAAP, we refer to the press release of the third quarter of 2004.

    Dividend proposal

    At the Annual General Meeting of Shareholders on April 6, 2005, it will be proposed that a dividend of EUR 0.22 in cash per common share or by choice in common shares, on 2004 earnings will be paid to holders of common shares of Van der Moolen Holding NV.

    Outlook

    Given the structural changes occurring in our markets, both in the US and Europe, VDM is of the opinion that it is inappropriate to give guidance regarding the likely development of its profits for the current year.

    For further information please contact Investor
Relations/Corporate Communications, telephone: +31 (0)20 535 6789

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Jeff Zelkowitz at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


            Van der Moolen Holding N.V.
        Consolidated Profit and Loss Account
              (Dutch GAAP, Unaudited)

--------------------------------------------------- ------------ -----
(amounts  in millions of Euros, except per share       Q4     Q4
 data)                                                               %
                                                    2004 2003 1)
--------------------------------------------------- ------------ -----

Revenues                                            29.5   35.5   -17%
Transaction costs                                    5.0    7.0   -29%
Net revenues                                        24.5   28.5   -14%
Fixed personnel expenses                             7.3   10.1
Bonus expenses                                       1.3   (4.8)
Seat leases                                          2.0    3.1
Information and communication expenses               0.7    1.2
Depreciation                                         0.4    1.3
Amortization of intangible fixed assets              0.8    1.3
Impairment fixed assets                              5.3   46.9
Exceptional expense relating to provision NYSE/SEC     -   43.5
General and administrative expenses                  2.9    4.5
Total operating expenses                            20.7  107.1   -81%
Operating income                                     3.8  (78.6) -105%

Net interest income (expense)                       (1.9)  (2.3)
Gain on disposal of financial fixed assets             -      -

Income from ordinary activities before tax           1.9  (80.9) -102%
Taxation                                            (4.2) (27.0)
Income from ordinary activities after tax            6.1  (53.9) -111%
Minority interest                                    0.6  (17.7)
Net income (loss)                                    5.5  (36.2) -115%
--------------------------------------------------- ------------ -----


      Van der Moolen Holding N.V.
 Consolidated Profit and Loss Account
        (Dutch GAAP, Unaudited)

-------------------------------------- --------- ------- ------- -----
(amounts  in millions of Euros, except    Q3         12      12
 per share data)                               %  months  months     %
                                       2004        2004  2003 1)
-------------------------------------- --------- ------- ------- -----

Revenues                               27.0   9%  123.3   174.7   -29%
Transaction costs                       5.4  -7%   22.1    29.4   -25%
Net revenues                           21.6  13%  101.2   145.3   -30%
Fixed personnel expenses                7.4        30.9    43.7
Bonus expenses                          0.9         5.4     4.6
Seat leases                             2.1         8.6    14.7
Information and communication expenses  0.8         3.1     5.3
Depreciation                            0.4         1.6     3.3
Amortization of intangible fixed
 assets                                 0.9         3.4     5.8
Impairment fixed assets                   -         5.3    46.9
Exceptional expense relating to
 provision NYSE/SEC                       -         2.2    43.5
General and administrative expenses     3.5        14.6    15.8
Total operating expenses               16.0  29%   75.1   183.6   -59%
Operating income                        5.6 -32%   26.1   (38.3) -168%

Net interest income (expense)          (1.7)       (8.3)  (10.6)
Gain on disposal of financial fixed
 assets                                   -           -     1.9

Income from ordinary activities before
 tax                                    3.9 -51%   17.8   (47.0) -138%
Taxation                               (0.2)       (7.1)  (22.8)
Income from ordinary activities after
 tax                                    4.1  49%   24.9   (24.2) -203%
Minority interest                       1.5         6.4    (8.3)
Net income (loss)                       2.6 112%   18.5   (15.9) -216%
-------------------------------------- --------- ------- ------- -----





-------------                             ---------------------- -----
Net income (loss) from ordinary activities
 before impairment charges and before
 exceptional expense relating to provision
 NYSE/SEC                                        7.8        5.5    42%
Impairment
 charges
 after tax                                      (2.3)     (19.9)
Exceptional
 expense
 relating to
 provision
 NYSE/SEC
 after tax                                         -      (21.8)
Net income
 (loss) from
 ordinary
 activities                                      5.5      (36.2) -115%
Dividends on
 financing
 preferred
 shares                                          0.7       (2.2)
Net income
 (loss) from
 ordinary
 activities
 attributable
 to holders
 of common
 shares                                          4.8      (34.0) -114%
Cash earnings
 attributable
 to holders
 of common
 shares                                          2.1       20.7   -90%
Average
 number of
 common
 shares
 outstanding                              38,317,100 37,539,057     2%
Diluted
 average
 number of
 common
 shares
 outstanding                              38,317,100 37,539,057     2%
Per share
 data:
Net income (loss) from ordinary activities
 before impairment charges and before
 exceptional expense relating to provision
 NYSE/SEC per common share                      0.19       0.21   -10%
Diluted net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC per common share            0.19       0.21   -10%
Net income
 (loss) from
 ordinary
 activities
 per common
 share                                          0.13      (0.91) -114%
Diluted net
 income
 (loss) from
 ordinary
 activities
 per common
 share                                          0.13      (0.91) -114%
Cash earnings
 per share
 (Cash EPS)                                     0.05       0.55   -90%
Diluted Cash
 EPS                                            0.05       0.55   -90%
-------------                             ---------------------- -----
1) adjusted
 for purposes
 of
 comparison



-------------            ----------- ---- ---------------------- -----
Net income (loss) from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC                       2.6  200%       22.4       25.8   -13%
Impairment
 charges
 after tax                        -             (2.3)     (19.9)
Exceptional
 expense
 relating to
 provision
 NYSE/SEC
 after tax                        -             (1.6)     (21.8)
Net income
 (loss) from
 ordinary
 activities                     2.6  112%       18.5      (15.9) -216%
Dividends on
 financing
 preferred
 shares                         0.7              2.9          -
Net income
 (loss) from
 ordinary
 activities
 attributable
 to holders
 of common
 shares                         1.9  153%       15.6      (15.9) -198%
Cash earnings
 attributable
 to holders
 of common
 shares                         2.3   -9%      (10.8)      47.2  -123%
Average
 number of
 common
 shares
 outstanding             38,317,100    0% 38,078,411 37,797,329     1%
Diluted
 average
 number of
 common
 shares
 outstanding             38,317,100    0% 38,078,411 37,797,329     1%
Per share
 data:
Net income (loss) from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC per common
 share                         0.05  274%       0.51       0.68   -25%
Diluted net income
 (loss) from ordinary
 activities before
 impairment charges and
 before exceptional
 expense relating to
 provision NYSE/SEC per
 common share                  0.05  274%       0.51       0.68   -25%
Net income
 (loss) from
 ordinary
 activities
 per common
 share                         0.05  153%       0.41      (0.42) -197%
Diluted net
 income
 (loss) from
 ordinary
 activities
 per common
 share                         0.05  153%       0.41      (0.42) -197%
Cash earnings
 per share
 (Cash EPS)                    0.06   -9%      (0.28)      1.25  -123%
Diluted Cash
 EPS                           0.06   -9%      (0.28)      1.25  -123%
-------------            ----------- ---- ---------------------- -----
1) adjusted for purposes of comparison





---------------------------------------- ----- ------- ---- ----- ----
Van der Moolen Holding N.V.                 Q4      Q4    %    Q3    %
Revenue breakdown in millions of Euros   2004  2003 1)      2004
---------------------------------------- ----- ------- ---- ----- ----
VDM Specialists                          23.8    27.3       21.3
Net gain on principal transactions       15.4    19.2  -20% 14.5    6%
Commissions                               5.9     6.3   -6%  5.2   13%
Other                                     2.5     1.8   39%  1.6   56%
US Option Business                        0.3     0.4   25%  0.1  200%
European Trading                          5.3     5.3    0%  5.5   -4%
Unallocated and Holding                   0.1     2.5  -96%  0.1    0%
---------------------------------------- ----- ------- ---- ----- ----
Total revenues                           29.5    35.5  -17% 27.0    9%
---------------------------------------- ----- ------- ---- ----- ----



------------------------------------------------- ------- ------- ----
Van der Moolen Holding N.V.                           12      12
                                                   months  months    %
Revenue breakdown in millions of Euros              2004  2003 1)
------------------------------------------------- ------- ------- ----
VDM Specialists                                     99.6   133.1
Net gain on principal transactions                  68.7    98.5  -30%
Commissions                                         23.9    27.2  -12%
Other                                                7.0     7.4   -5%
US Option Business                                     -     4.1  100%
European Trading                                    23.1    28.1  -18%
Unallocated and Holding                              0.6     9.4  -94%
------------------------------------------------- ------- ------- ----
Total revenues                                     123.3   174.7  -29%
------------------------------------------------- ------- ------- ----




Van der Moolen Holding N.V.               Q4      Q4          Q3
                                        2004  2003 1)       2004

                                                         %           %
Operating income before amortization of
 intangible fixed assets, before
 impairment and before exceptional
 expense relating to provision NYSE/SEC,
 breakdown in millions of Euros
--------------------------------------------- ------- ----- ----- ----
VDM
 Specialists                             9.7    16.1   -40%  8.4   15%
US Option
 Business                               (0.3)   (2.6)   88% (0.3)   0%
European
 Trading                                 0.6    (3.0) -120%    -
Unallocated
 and Holding                            (0.1)    2.6  -104% (1.6) -94%
------------                            ----- ------- ----- ----- ----
Total operating income before
 amortization of intangible fixed
 assets, before impairment and before
 exceptional expense relating to
 provision NYSE/SEC                      9.9    13.1   -24%  6.5   52%
--------------------------------------------- ------- ----- ----- ----


Van der Moolen Holding N.V.                         12      12
                                                months  months
                                                  2004  2003 1)
                                                                     %
Operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to
 provision NYSE/SEC , breakdown in millions of
 Euros
----------------------------------------------- ------- ------- ------
VDM
 Specialists                                      43.5    67.4    -35%
US Option
 Business                                         (2.6)   (6.5)    60%
European
 Trading                                           2.2    (2.6)  -185%
Unallocated
 and Holding                                      (6.1)   (0.4) -1425%
------------                                    ------- ------- ------
Total operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to
 provision NYSE/SEC                               37.0    57.9    -36%
----------------------------------------------- ------- ------- ------




VDM Specialists (VDMS)                              Q4      Q4      Q3
Key figures (Dutch GAAP)                         2004  2003 1)   2004
----------------------------------------------- ------ -------- ------
VDM Specialists revenues ($ million)             30.8    32.4    26.1
Net gain on principal transactions               20.0    22.9    17.7
Commissions                                       7.7     7.4     6.4
Other                                             3.1     2.1     2.0
Total value of trading on NYSE ($ billion)      3,133   2,546   2,633
Value of trading in VDMS assignments ($
 billion)                                         360     294     290
VDMS market share in dollar value NYSE           11.5%   11.6%   11.0%
VDMS value of principal shares traded ($
 billion)                                          76      76      65
Participation rate                               21.2%   26.0%   22.4%
VDMS net gain on principal transactions ($
 million)                                        20.0    22.9    17.7
Realization rate (basis points)                   2.6     3.0     2.7
----------------------------------------------- ------ -------- ------
Source: NYSE, Van der Moolen

1) adjusted for purposes of comparison


VDM Specialists (VDMS)                                     12      12
                                                        months  months
Key figures (Dutch GAAP)                                 2004  2003 1)
------------------------------------------------------ ------- -------
VDM Specialists revenues ($ million)                    123.8   149.9
Net gain on principal transactions                       85.3   110.8
Commissions                                              29.8    30.7
Other                                                     8.7     8.4
Total value of trading on NYSE ($ billion)             11,618   9,692
Value of trading in VDMS assignments ($ billion)        1,312   1,098
VDMS market share in dollar value NYSE                   11.3%   11.3%
VDMS value of principal shares traded ($ billion)         302     309
Participation rate                                       23.0%   28.1%
VDMS net gain on principal transactions ($ million)      85.3   110.8
Realization rate (basis points)                           2.8     3.6
------------------------------------------------------ ------- -------
Source: NYSE, Van der Moolen

1) adjusted for purposes of comparison




       Van der Moolen Holding N.V.
       Consolidated Balance Sheet
         (Dutch GAAP, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)                 December       December
                                                   31,            31,
                                                   2004           2003
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                   71.0          83.5
Tangible fixed assets                      4.1           6.3
Financial fixed assets                   257.2         296.5

                                         ------        ------
                                                332.3           386.3
Current assets
Long positions securities                 43.9         302.0
Clearing organizations and professional
 parties                                  39.9          93.5
Accrued income and other receivables      17.6          33.4
Cash and cash-equivalents                 40.7          69.2

                                         ------        ------
                                                142.1           498.1
----------------------------------------------------------------------
Total assets                                    474.4           884.4
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                     208.6         201.5
Minority interest                         26.4          33.0

                                         ------        ------
Group equity                                    235.0           234.5
Provisions
Deferred tax liabilities                   3.8           4.7
Other provisions                           1.6          44.6

                                         ------        ------
                                                  5.4            49.3
Long-term liabilities
Subordinated debt                        120.3         151.7
Long-term debt                             1.7           2.0

                                         ------        ------
                                                122.0           153.7
Short-term liabilities
Short positions securities                34.6         259.7
Clearing organizations and professional
 parties                                  16.8          77.9
Short-term loans                          15.7          48.3
Advanced by clearing organizations         0.7          25.2
Accrued expenses and other liabilities    44.2          35.8

                                         ------        ------
                                                112.0           446.9
----------------------------------------------------------------------
Total shareholders' equity and
 liabilities                                    474.4           884.4
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                               355.3           386.2
----------------------------------------------------------------------




       Van der Moolen Holding N.V.
 Consolidated statement of cash flow/ Movement
         schedule of shareholders'equity
         (Dutch GAAP, unaudited)
    Consolidated statement of cash flow
----------------------------------------- ------------- --------------
(Amounts in millions of Euros)              12            12
                                           months        months
                                            2004        2003 1)
----------------------------------------- ------------- --------------
Cash flow from operating activities
Net income                                  18.5         (15.9)
Net gain on disposal of financial fixed
 assets                                     (2.3)         (1.9)
Minority interest                            6.4          (8.3)
Depreciation and amortization of fixed
 assets                                      5.0           9.1
Impairment fixed assets                      5.3          46.9
Amortization on deferred gain on swaps      (3.2)         (2.0)
Change deferred taxation and non-cash tax
 effects                                    (2.3)        (11.7)
Change in provisions                         2.2          (0.9)
Settlement NYSE/SEC investigation          (42.2)         43.5
Change in working capital                   38.8         (52.2)
                                                 ------        -------
                                                  26.2            6.6
Cash flow from investing activities
Investments in tangible fixed assets        (1.1)         (1.7)
Disposals of tangible fixed assets           1.1           0.3
Divestments group companies, less cash
 balances held                               2.7             -
Investments in financial fixed assets          -          (0.1)
Divestments and repayments of financial
 fixed assets                               14.9           3.3
                                                 ------        -------
                                                  17.6            1.8
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                           (6.6)         (7.6)
Net change of short-term loans             (41.4)         35.4
Sale / purchase of common shares             5.6          (8.1)
Proceeds from termination of interest
 rate swaps                                 (0.2)         13.6
Dividend payment                            (2.9)        (30.2)
Net change in minority interest             (4.3)         (9.1)
                                                 ------        -------
                                                 (49.8)          (6.0)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                     2.0          (18.2)
Change in cash and cash-equivalents, net
 of amounts advanced by clearing
 organizations                                    (4.0)         (15.8)
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at January 1, 44.0           59.8
                                                 ------        -------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at
 December 31,                                     40.0           44.0
------------------------------------------------------- --------------
Movement in shareholders'equity
----------------------------------------- ------------- --------------
(Amounts in millions of euros)              12            12
                                           months        months
                                            2004          2003
----------------------------------------- ------------- --------------
Shareholders' equity at January 1                201.5          312.2
Cash dividend                                  -         (27.3)
Currency exchange differences              (14.1)        (56.4)
Net income for the period January 1 -
 December 31                                18.5         (15.9)
Preferred dividend for the period January
 1 - December 31                            (2.9)         (2.9)
Sale / purchase of common shares             5.6          (8.1)
Other                                          -          (0.1)
                                                 ------        -------
                                                   7.1         (110.7)
                                                 ------        -------
Shareholders' equity at December 31              208.6          201.5
----------------------------------------- ------------- --------------


    1) adjusted for purposes of comparison:

    The comparative figures in the cash flow statement are adjusted to reflect the cash flow movements on the termination of interest rate swap agreements in connection with our subordinated debt in the USA and herewith-related adjustment of non-cash items included in net income.



Van der Moolen Holding
          N.V.
    Net income and
  shareholders' equity
  (US GAAP, unaudited)

----------------------- ---------------------- ----- -----------------
 (amounts  in millions           Q4         Q4                Q3
  of Euros)                                        %                 %
                              2004     2003 2)             2004
----------------------- ---------------------- ----- -----------------
Net income (loss) in
 accordance with Dutch
 GAAP                          5.5      (36.2) -115%        2.6   112%
Adjustments to reported
 net income
Amortization of
 intangible fixed
 assets                       (0.6)      (0.4)             (0.8)
Impairment of
 intangible fixed
 assets                       (5.9)     (35.8)                -
Pensions                         -        0.1                 -
Stock options                 (0.7)      (0.8)             (0.6)
Reversal of currency
 exchange losses, net
 of taxation 1)              (15.7)         -                 -
Other                          0.4       (2.7)                -
Taxation                      (2.4)       6.2              (0.9)

                        ----------------------       -----------

Net income (loss) in
 accordance with US
 GAAP                        (19.4)     (69.6)  -72%        0.3 -6567%
Dividend on financing
 preferred shares             (0.7)       2.2              (0.7)
Net income (loss) in
 accordance with US
 GAAP attributable to
 common shares               (20.1)     (67.4)  -70%       (0.4) 4925%
Average number of
 common shares
 outstanding            38,317,100 37,539,057        38,317,100
Diluted average number
 of common shares
 outstanding            38,317,100 37,539,057        38,317,100
-----------------------
 (amounts in euros)

-----------------------
Net income (loss) from
 ordinary activities
 per common share in
 accordance with Dutch
 GAAP                         0.13      (0.91) -114%       0.05   153%
Basic earnings (loss)
 per common share in
 accordance with US
 GAAP                        (0.52)     (1.80)  -71%      (0.01) 4925%
Diluted net income
 (loss) from ordinary
 activities per common
 share in accordance
 with Dutch GAAP              0.13      (0.91) -114%       0.05   153%
Diluted earnings (loss)
 per common share in
 accordance with US
 GAAP                        (0.52)     (1.80)  -71%      (0.01) 4925%
----------------------- ---------------------- ----- -----------------

----------------------- ---------------------- ----- -----------------
(amounts in millions of          Q4         Q4                Q3
 Euros)                                            %                 %
                              2004     2003 2)             2004
----------------------- ---------------------- ----- -----------------
Depreciation and
 amortization fixed
 assets in accordance
 with US GAAP
Depreciation                   0.4        1.3               0.4
Amortization of
 intangible fixed
 assets                        1.4        1.5               1.5

                        ----------------------       -----------
Total depreciation and
 amortization fixed
 assets in accordance
 with US GAAP                  1.8        2.8   -36%        1.9    -5%
----------------------- ---------------------- ----- -----------------


      Van der Moolen Holding N.V.
  Net income and shareholders' equity
          (US GAAP, unaudited)

---------------------------------------- ----------- ----------- -----
 (amounts  in millions of Euros)          12 months   12 months      %
                                               2004      2003 2)
---------------------------------------- ----------- ----------- -----
Net income (loss) in accordance with
 Dutch GAAP                                    18.5       (15.9) -216%
Adjustments to reported net income
Amortization of intangible fixed assets        (2.8)       (1.6)
Impairment of intangible fixed assets          (5.9)      (35.8)
Pensions                                          -         0.1
Stock options                                  (2.5)       (4.7)
Reversal of currency exchange losses,
 net of taxation 1)                           (15.7)          -
Other                                           2.0        (3.1)
Taxation                                       (5.0)        2.4

                                         ----------- -----------

Net income (loss) in accordance with US
 GAAP                                         (11.4)      (58.6)  -81%
Dividend on financing preferred shares         (2.9)        0.0
Net income (loss) in accordance with US
 GAAP attributable to common shares           (14.3)      (58.6)  -76%
Average number of common shares
 outstanding                             38,078,411  37,797,329
Diluted average number of common shares
 outstanding                             38,078,411  37,797,329
----------------------------------------
 (amounts in euros)

----------------------------------------
Net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.41       (0.42) -197%
Basic earnings (loss) per common share
 in accordance with US GAAP                   (0.38)      (1.55)  -76%
Diluted net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.41       (0.42) -197%
Diluted earnings (loss) per common share
 in accordance with US GAAP                   (0.38)      (1.55)  -76%
---------------------------------------- ----------- ----------- -----

---------------------------------------- ----------- ----------- -----
(amounts in millions of Euros)            12 months   12 months      %
                                               2004      2003 2)
---------------------------------------- ----------- ----------- -----
Depreciation and amortization fixed
 assets in accordance with US GAAP
Depreciation                                    1.6         3.3
Amortization of intangible fixed assets         5.9         6.6

                                         ----------- -----------
Total depreciation and amortization
 fixed assets in accordance with US GAAP        7.5         9.9   -24%
---------------------------------------- ----------- ----------- -----





------------------------------------------------------ ------ --------
(amounts in millions of Euros )                        Dec.    Dec.
                                                         31,    31,
                                                        2004  2003 2)
------------------------------------------------------ ------ --------
Shareholders' equity in accordance with Dutch GAAP     208.6   201.5
Adjustments to reported shareholders' equity
Goodwill and specialist assignments                    139.3   152.7
Pensions                                                 8.0     8.0
Taxation                                               (25.7)  (15.3)
Provision NYSE/SEC                                         -    (1.6)
Other                                                      -     2.8
------------------------------------------------------ ------ --------
Shareholders' equity in accordance with US GAAP        330.2   348.1
------------------------------------------------------ ------ --------


    1) Reversal of currency exchange losses net of taxation relate to discontinued operations. These net currency exchange losses were previously recognized via equity and under US GAAP are reversed to the income statement upon disposal.

    2) adjusted for purposes of comparison: The reconciliation of shareholders' equity as at December 31, 2003 has been adjusted to reflect the final US GAAP numbers as included in the 20f for the year 2003 (adjustment provision NYSE/SEC and preferred dividend).

    CONTACT: Van Der Moolen
             Investor Relations/Corporate Communications
             telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              VAN DER MOOLEN HOLDING N.V.

         Date: February 24, 2005              By: /s/ Friedrich M.J. Bottcher
                                                  ---------------------------

                                              name: Friedrich M.J. Bottcher
                                              title: Chairman of the Executive
                                              Board

                                              By: /s/ Frank F. Dorjee
                                                  ---------------------------

                                              name: Frank F. Dorjee
                                              title: Chief Financial Officer
                                                  Member of the Executive Board

                                              By: /s/ Casper F. Rondeltap
                                                  ---------------------------
                                              name : Casper F. Rondeltap
                                              title: Member of the Executive
                                              Board


------------------------------------------------------------------------------